Exhibit 17

EXECUTION COPY

AMENDMENT NO. 1

TO

SHARE PURCHASE AGREEMENT

AMENDMENT NO. 1 to SHARE PURCHASE AGREEMENT, dated as of June 22, 2015 (“Amendment”), by and between THE BANK OF NEW YORK MELLON, as depositary (the “Depositary”), on the one hand, and METLIFE CHILE INVERSIONES LIMITADA (“Buyer”), on the other hand.

WHEREAS, the Depositary and Buyer entered into a Share Purchase Agreement dated as of May 12, 2015 (the “Share Purchase Agreement”);

WHEREAS, on June 8, 2015, the Depositary notified Buyer that it had received an unsolicited written proposal not subject to any conditions from Invesco Canada Ltd. for all of the Sale Shares with a purchase price per Sale Share of Three Thousand Four Hundred Seventy Five Chilean Pesos (Ch$3,475.00);

WHEREAS, on June 22, 2015, Buyer delivered a Match Right Notice in accordance with Section 8(d) of the Share Purchase Agreement;

WHEREAS, pursuant to Section 8(d) of the Share Purchase Agreement, if Buyer shall have delivered a Match Right Notice, the transaction contemplated by the Share Purchase Agreement shall be consummated on the terms of the Match Right Notice within five (5) business days, subject to the satisfaction or waiver of the conditions specified in Section 3 of the Share Purchase Agreement; and

WHEREAS, the Depositary and Buyer desire to amend the Share Purchase Agreement in certain respects as described in this Amendment.

NOW, THEREFORE, in consideration of and reliance upon the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:

1. Definitions. Capitalized terms used but not defined in this Amendment shall have the respective meanings ascribed to them in the Share Purchase Agreement.

2. Amendments. The Share Purchase Agreement is hereby amended as follows:

(a) Section 1. Section 1 of the Share Purchase Agreement is hereby amended and restated in its entirety as follows:

1. Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and covenants contained herein, the Depositary hereby agrees to, and shall cause the Custodian to, sell, assign and transfer to Buyer, and Buyer hereby agrees to purchase and accept from the Depositary, at the Closing (as defined below), the Sale Shares for a purchase price per Share (as defined in the Deposit Agreement) equal to Three Thousand Five Hundred Chilean Pesos (Ch$3,500.00), unless Purchaser exercises its right to match a higher purchase price per Share in connection with a

Superior Proposal pursuant to Section 8(d) (the “Purchase Price”), without interest or adjustment, free and clear of all liens, equities, claims, options, proxies, voting agreements, charges and encumbrances of whatever nature (collectively, “Liens”) created by, or resulting from any action (or lack thereof) undertaken by, the Depositary, the Custodian or their agents, except for any Liens pursuant to the Deposit Agreement (“Permitted Liens”) payable at the Closing (against delivery of the Sale Shares pursuant to Section 3(e) of this Agreement) by wire transfer in immediately available funds to an account previously specified in writing by the Depositary.

3. Section 2(g). Section 2(g) of the Share Purchase Agreement is hereby amended and restated in its entirety as follows:

(g) “Superior Proposal” means a bona fide unsolicited written Alternative Proposal from a third party that is not subject to any conditions and if consummated would result in such person or its shareholders owning, directly or indirectly, all of the Sale Shares for a purchase price per Share higher than the greater of (i) Three Thousand Five Hundred Chilean Pesos (Ch$3,500.00) or (ii) the Purchase Price as may be proposed to be amended by Buyer pursuant to Section 8(d).

4. Miscellaneous.

(a) Except as expressly modified by this Amendment, all of the terms, covenants, agreements, conditions and other provisions of the Share Purchase Agreement shall remain in full force and effect in accordance with their respective terms. As used in the Share Purchase Agreement, the terms “this Agreement,” “herein,” “hereinafter,” “hereunder,” “hereto” and words of similar import shall mean and refer to, from and after the date hereof, unless the context otherwise requires, the Share Purchase Agreement as amended by this Amendment.

(b) This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without reference to the conflict of laws principles thereof.

(c) Each of Buyer and the Depositary hereby irrevocably consents and agrees that any legal action or proceeding against it or any of its assets with respect to any of the obligations arising under or relating to this Amendment shall be brought by Buyer or by the Depositary exclusively in any state or federal court sitting in the State of New York, and by execution and delivery of this Amendment, Buyer and the Depositary hereby irrevocably submits to and accepts with regard to any such action or proceeding, for itself and in respect of its property, the exclusive jurisdiction of the aforesaid courts and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any action therein. Each party hereto agrees that the summons and complaint or any other process in any action may be served by notice given in accordance with this Amendment, or as otherwise permitted by law. Each party hereto irrevocably waives the right to trial by jury.

(d) This Amendment and the Share Purchase Agreement constitute the entire agreement and supersede all prior agreements and understandings, whether oral or written, among the parties hereto with respect to the subject matter hereof. Neither this Amendment nor the Share Purchase Agreement may be amended orally, but may only be amended by an instrument in writing signed by each of the parties hereto.

(e) This Amendment may be executed in any number of counterparts, including via electronic means, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, and intending to be legally bound hereby, each of the undersigned parties has executed or caused this Amendment to be executed on the date first above written.

THE BANK OF NEW YORK MELLON

By:	/s/ Joanne DiGiovanni Hawke
Name:	Joanne DiGiovanni Hawke
Title:	Managing Director

[Signature Page to Amendment No. 1 to Share Purchase Agreement]

METLIFE CHILE INVERSIONES LIMITADA

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative

[Signature Page to Amendment No. 1 to Share Purchase Agreement]